Exhibit (a)(74)

PRESS RELEASE

SEMBCORP STAKE IN CASCAL RISES TO 97.66% WITH SUCCESSFUL CLOSE OF ADDITIONAL

SUBSEQUENT OFFER

SINGAPORE, August 10, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that its majority stake in Cascal NV (Cascal) (OTC: CCALF) has risen to 97.66%, with the close of the additional subsequent offer period of the tender offer (the “Offer”) by its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), for all of the issued and outstanding common shares (the “Shares”) of Cascal. The additional subsequent offer period for the Shares, at a price of US$6.75 per Share in cash, less any withholding taxes and without interest, expired as scheduled at 5:00 p.m. New York City time on August 9, 2010.

Sembcorp Utilities now owns 30,061,343 Shares in Cascal. At US$6.75 per share, the total consideration for this 97.66% stake amounts to US$202,914,065.25. As previously disclosed, since Sembcorp owns over 95% of Cascal’s Shares, it intends to effect squeeze-out proceedings under the Dutch Civil Code in order to own 100% of the Cascal Shares.

Cascal was delisted from the New York Stock Exchange (NYSE) on August 5, 2010 and filed with the Securities and Exchange Commission (SEC) that same day a Form 15 to deregister its Shares under Section 12 of the Securities Exchange Act of 1934, as amended. With the filing of the Form 15, Cascal’s obligation to file certain reports with the SEC, including Forms 20-F and 6-K, has been suspended, and the deregistration of Cascal’s Shares is expected to become effective 90 days from the date of its filing of the Form 15.

The close of the Offer is not expected to have a material impact on the earnings per share of Sembcorp for the current financial year. Transaction costs will be incurred within the first year of acquisition. The transaction is expected to be accretive to earnings starting from the second year after the acquisition.

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For media and analysts’ queries please contact:

For Singapore: Ng Lay San (Ms) Vice President Group Corporate Relations DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152 Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US: Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email:rmahony@kreabgavinanderson.com	For UK: Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email:nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group operating in 17 countries across six continents worldwide. With facilities with over 5,200 megawatts of gross power capacity and close to six million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to both industrial and municipal customers. It is also a world leader in marine & offshore engineering, as well as an established environmental services provider and developer of integrated townships and industrial parks.

The Group has total assets of over S$9 billion and employs over 9,000 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of close to six million cubic metres per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralised water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimise liquid discharge and promote a sustainable alternative water supply.

Sembcorp also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.